FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2007

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X_______	Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes __________	No ____X____

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated March 21, 2007 (Quebecor Inc.);

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2006.

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 12-Month Period ended December 31, 2006

QUEBECOR INC.

March 21, 2007 For immediate release QUEBECOR INC. REPORTS 2006 RESULTS 2006 HIGHLIGHTS

•	Quebecor Media Inc.’s revenues up $308.0 million and operating income up $69.2 million; Videotron Ltd.’s operating income up $99.2 million (24.0%).

•	Quebecor World Inc.’s revenues and operating income down US$197.0 million and US$113.8 million respectively.

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Quebecor posts net loss of $93.9 million ($1.46 per basic share) for 2006, compared with net income of $69.7 million ($1.08 per basic share) in 2005, due mainly to an unusual loss on refinancing of Quebecor Media’s debt and lower unrealized gains on re-measurement of exchangeable debentures.

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Videotron annual customer growth: +234,800 for cable telephone service, +154,000 for cable Internet access, +149,000 for illico Digital TV, +66,300 for all cable television services combined (i.e. analog service plus illico Digital TV).

•
Quebecor World implements five-point strategic transformation plan: (1) provide customers with superior-value solutions; (2) build high-performance teams; (3) implement continuous improvement program; (4) complete retooling program; (5) improve financial flexibility.

•	Quebecor World makes capital expenditures totalling approximately US$424.0 million to date in connection with retooling program.

Montréal, Québec — Quebecor posted revenues of $9.82 billion in 2006, down $386.4 million (-3.8%) from 2005. A $308.0 million increase in Quebecor Media’s revenues only partially offset a $700.7 million decrease at Quebecor World, due to the impact of the conversion of Quebecor World’s revenues into Canadian dollars (estimated at $460.0 million1), as well as continuing pricing pressure and volume reductions. Operating income amounted to $1.42 billion in 2006, a $124.3 million (-8.1%) decrease. Quebecor Media’s operating income rose by $69.2 million to $802.8 million. The increase only partially offset a $180.5 million (US$113.8 million) decrease at Quebecor World, which generated operating income of $626.0 million (US$552.4 million) in 2006.

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[1] The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.13 in 2006, compared with US$1.00 = $1.21 in 2005, producing an unfavourable foreign-exchange variance estimated at $460.0 million in 2006.

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“Quebecor Media continued growing its revenues and operating income in 2006,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. ”The strong performance was spearheaded by the Cable segment, which posted significant increases in revenue and operating income driven by record customer growth for its digital cable television, Internet access and cable telephone services. At the same time, challenging conditions in print media markets and temporary inefficiencies caused by the installation of new presses continued to dampen Quebecor World’s results. Stated in Canadian dollars, results were also impacted by the negative effect of currency translation. Quebecor World pressed ahead with its five-point transformation plan in 2006 and continued the restructuring of its manufacturing platforms. It plans to complete the bulk of its retooling program and restructuring initiatives in the first half of 2007, with the objective of eliminating the temporary inefficiencies caused by these measures in the second half of 2007.”

Quebecor recorded a net loss of $93.9 million ($1.46 per basic share) for 2006, compared with net income of $69.7 million ($1.08 per basic share) in 2005. The unfavourable variance of $163.6 million was due to the impact of the recognition in 2006 of an unusual $342.6 million loss on debt refinancing in connection with the refinancing of Quebecor Media’s notes, compared with a $60.0 million loss in 2005. The refinancing enables Quebecor Media and its subsidiaries to benefit from more advantageous interest rates, generating a positive net present value for the operation as a whole. A $98.3 million decrease in the unrealized gain on re-measurement of exchangeable debentures and the $124.3 million decrease in operating income also contributed to the unfavourable variance. These factors were partially offset by a $107.1 million decrease in impairment of goodwill and licences and a $54.8 million decrease in financial expenses, due primarily to the favourable impact of the refinancing at Quebecor Media. There was a favourable variance of $203.8 million in income tax.

Excluding unusual items, namely the reserve for restructuring, impairment of assets and other special charges, the unrealized gain on re-measurement of exchangeable debentures, the loss on debt refinancing, the loss on sales of businesses and the impairment of goodwill and intangible assets (all net of income tax and non-controlling interest), net income from continuing activities was $124.4 million ($1.94 per basic share) in 2006, compared with $102.1 million ($1.58 per basic share) in 2005, an increase of $22.3 million ($0.36 per basic share).

Quebecor Media recorded a net loss of $169.7 million in 2006, compared with net income of $96.5 million in 2005. The unfavourable variance of $266.2 million was essentially due to the recognition of an unusual $342.6 million loss on debt refinancing in 2006, compared with a $60.0 million loss in 2005, and recognition of a non-cash charge of $180.0 million in respect of impairment of goodwill and a broadcasting licence in the Broadcasting segment. These unfavourable factors were partially offset by the impact of the $69.2 million increase in operating income and a $60.7 million decrease in financial expenses in 2006.

Quebecor World reported a net loss totalling US$5.7 million in 2006, compared with a net loss of US$202.2 million in 2005. The US$196.5 million improvement was due primarily to the recognition in 2005 of a non-cash goodwill impairment charge of US$243.0 million in respect of Quebecor World’s European operations. The impact of the decrease in operating income was mostly offset by an improvement in the income tax expense.

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Fourth quarter 2006

In the fourth quarter of 2006, Quebecor’s revenues totalled $2.67 billion, a $10.2 million (-0.4%) decrease from the same period of 2005. A $91.6 million increase in Quebecor Media’s revenues only partially offset a $109.4 million decrease at Quebecor World, mainly due to the impact of the conversion of Quebecor World’s revenues into Canadian dollars (estimated at $60.0 million2), as well as continuing pricing pressure and volume reductions.

Operating income increased by $2.9 million (0.7%) to $412.2 million in the fourth quarter of 2006. A $26.0 million increase in Quebecor Media’s operating income to $239.4 million was partially offset by a $12.6 million (US$5.4 million) decrease at Quebecor World, which generated operating income of $181.3 million (US$159.6 million) in the fourth quarter of 2006, and by an $8.7 million increase in charges related to Quebecor’s stock option plan.

Quebecor recorded a net loss of $80.8 million ($1.26 per basic share) in the fourth quarter of 2006, compared with net income de $14.5 million ($0.23 per basic share) in the same period of 2005. The unfavourable variance of $95.3 million was due primarily to the recording of a $23.2 million unrealized loss on re-measurement of exchangeable debentures, compared with a $76.0 million unrealized gain in the same quarter of 2005. A $49.4 million increase in the reserve for restructuring, impairment of assets and other special charges was also a factor in the unfavourable variance. A $107.9 million decrease in impairment of goodwill and licences led to an unfavourable variance of $89.1 million in non-controlling interest.

Excluding unusual items, namely the reserve for restructuring, impairment of assets and other special charges, the unrealized loss on re-measurement of debentures, the loss on debt refinancing, the loss on sales of businesses, and the impairment of goodwill and intangible assets, all net of income tax and non-controlling interest, net income was $41.1 million in the fourth quarter of 2006 ($0.64 per basic share), compared with $28.9 million ($0.45 per basic share) in the same period of 2005, an increase of $12.2 million ($0.19 per basic share).

Quebecor Media recorded a net loss of $97.1 million in the fourth quarter of 2006, compared with net income of $58.4 million in the same period of 2005. The unfavourable variance of $155.5 million was mainly due to recognition in the fourth quarter of 2006 of a non-cash charge totalling $179.2 million in respect of impairment of goodwill and a broadcasting licence.

For the fourth quarter of 2006, Quebecor World recorded net income of US$3.8 million, compared with a US$220.8 million net loss in the same period of 2005. The US$224.6 million improvement was due primarily to recognition in the fourth quarter of 2005 of a non-cash goodwill impairment charge of US$243.0 million in respect of Quebecor World’s European operations.

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[2] The average exchange rate used for the translation of Quebecor World’s results into Canadian dollars was US$1.00 = $1.14 in the fourth quarter of 2006, compared with US$1.00 = $1.18 in the same period of 2005, producing an unfavourable foreign-exchange variance estimated at $60.0 million in the fourth quarter of 2006.

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Dividend

On February 23, 2007, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on April 6, 2007 to shareholders of record at the close of business on March 12, 2007. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries for the fourth quarter and fiscal year of 2006, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc. at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx. A summary segmented analysis and definitions of operating income and of free cash flows from operations are provided below.

Forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause the Company’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for the Company’s products and pricing actions by competitors), risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, commodity risks (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, government regulation risks and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in the Management Discussion and Analysis.

The forward-looking statements in this press release reflect the Company’s expectations as of March 21, 2006, and are subject to change after that date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of the largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the

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largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Videotron Ltd., a chain of video and video game rental and retail stores. Quebecor Inc. has operations in 18 countries.

Sources:
Jacques Mallette	Luc Lavoie
Executive Vice President and	Executive Vice President, Corporate Affairs
Chief Financial Officer	(514) 380-1974
(514) 877-5117	(514) 947-6672 (mobile)
lavoie.luc@quebecor.com
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SEGMENTED ANALYSIS AND DEFINITIONS

Quebecor World Inc.

At the end of the second quarter of 2006, Quebecor World initiated a five-point transformation plan that focuses on five key areas:

(1) Customer value: Build the capability to create the highest value for its customers by providing differentiated, superior-value services to be the customer’s complete print solution partner;

(2) Best people: Develop its people to be the best that they can be, through a comprehensive people development program consisting of training, new processes, and tools to build high-performance teams;

(3) Great execution: Implement a continuous improvement program to build superior execution capabilities producing the most efficient, most dependable, and highest quality results. Institute low-capital, high-return projects to begin a new cycle of high cash flow generation;

(4) Retooling program: Complete its retooling program, which involves deploying state-of-the-art technology in fewer but larger facilities by running wider, faster, more energy-efficient next-generation technology, with a focus on maximizing return on capital;

(5) Strengthen the balance sheet: Take the appropriate financing action to improve its financial flexibility by strengthening the balance sheet.

Under its transformation plan, Quebecor World renewed a multi-year agreement with Williams-Sonoma Inc. and signed a long-term telephone directory printing contract with Yellow Pages Group valued at over $1 billion through 2020. In both cases, Quebecor World committed to delivering a high-quality print service and increasing its before- and after-print offering. As well, Quebecor World reviewed its key leaders and designed a leadership talent development tool to help assess and develop employees. It has also developed an improved and complete Continuous Improvement Program which will be deployed across the entire platform, and has accelerated the pace of its retooling program with an objective of completing it ahead of schedule. To date, Quebecor World has disbursed approximately US$424.0 million in North America and Europe for its retooling program. Finally, Quebecor World strengthened its financial position through initiatives including the issuance of approximately US$850.0 million of long-term notes, the contracting of lease financing of equipment, the renewal and extension of two securitization programs, the closing of a low-cost equipment financing and the repurchase of high-cost equity instruments.

Quebecor World’s revenues amounted to US$6.09 billion in 2006, a decrease of US$197.0 million (-3.1%) from with the previous year. Excluding the favourable impact of the translation of currencies other than the U.S. dollar (US$65.6 million), revenues decreased 4.2% in 2006, due mainly to continued price pressures and reduced volume.

Excluding the impact of currency fluctuations, paper sales decreased by 2.1% in 2006.

Operating income decreased by US$113.8 million (-17.1%) to US$552.4 million, essentially as a result of pricing pressures and volume reductions, as well as temporary operational inefficiencies caused by the start-up of new presses and higher energy costs, which were partially offset by lower labour costs.

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Cost of sales decreased 1.7% in 2006, mostly because of a decrease in fixed plant costs, a decrease in labour costs and a decline in consumables, which were partly offset by higher energy costs. Gross profit margin decreased to 16.0% for 2006, compared with 17.2% in 2005.

Selling, general and administrative expenses and securitization fees increased by US$4.2 million (1.0%) to US$424.8 million in 2006. Excluding the impact of currency translation, selling, general and administrative expenses and securitization fees decreased by US$4.0 million. The favourable impact of workforce reductions on labour costs was partially offset by higher interest rates underlying the securitization fees and cost increases related to the Sarbanes-Oxley Act of 2002 in the United States.

In 2006, Quebecor World continued to implement its retooling program for North America and Europe. Quebecor Word has invested approximately US$260.0 million in retooling in North America and approximately US$164.0 million in Europe, for a total of US$424.0 million.

In combination with the retooling program, ongoing restructuring efforts continue to optimize Quebecor World’s overall platform as it concentrates on fewer but more efficient facilities with lower fixed costs. In 2006, Quebecor World announced the closure of one facility and the sale of another in France, the reorganization of its U.S. Book platform, which resulted in the closing of one facility, and the reorganization of its U.S. Magazine platform, resulting in the closure of two facilities in 2006, and another projected to be closed by the end of the second quarter of 2007.

The 2006 initiatives are reflected in the reserve for restructuring, impairment of assets and other special charges of US$111.3 million recognized by Quebecor World. In 2006, 1,955 positions were eliminated at Quebecor World as a result of restructuring initiatives approved in 2006 and in previous years, with another 992 to come, for a total of 2,947. However, Quebecor World estimates that approximately 557 jobs were created at its other facilities in 2006. The restructuring initiatives of the past three years have resulted in a net reduction of 5,239 positions.

Free cash flows from operations was negative US$9.9 million in 2006, compared with positive US$119.2 million in 2005. The negative difference of US$129.1 million resulted primarily from a US$193.8 million unfavourable variance in non-cash balances related to operations (caused mainly by an increase in accounts receivable, net of securitization, and income tax receivable, partially offset by an increase in accounts payable) and a US$113.8 million decrease in operating income. These factors were partially offset by a US$80.2 million decrease in additions to property, plant and equipment, and a reduction in current income tax charges.

Stated in Canadian dollars, Quebecor World’s revenues decreased by $700.7 million (-9.2%) compared with 2005 to $6.90 billion in 2006, and operating income decreased by $180.5 million (-22.4%) to $626.0 million. The decrease in revenues and operating income was amplified by translation into Canadian dollars.

Fourth quarter 2006

Quebecor World’s fourth quarter 2006 revenues were US$1.62 billion, a US43.6 million (-2.6%) decrease compared with the same period of 2005. Excluding the favourable impact of the fluctuation of currencies other than the U.S. dollar (US$30.0 million), revenues decreased by 4.4% in the fourth quarter of 2006

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due to the temporary impact of restructuring and plant closures, which impacted volumes, as well as continuing pricing pressures.

Quebecor World’s operating income was US$159.6 million in the fourth quarter of 2006, a decrease of US$5.4 million (-3.3%) compared with the same period of 2005.

Stated in Canadian dollars, Quebecor World’s revenues were $1.84 billion in the fourth quarter of 2006, a $109.4 million (-5.6%) decrease. Operating income declined by $12.6 million (-6.5%) to $181.3 million. The decrease in revenues and operating income stated in U.S. dollars was amplified by the effect of currency translation into Canadian dollars.

Outlook for 2007

Quebecor World anticipates that 2007 will be a challenging year as it will continue to face highly competitive market conditions. In response, Quebecor World is successfully implementing its five Point Transformation Plan in order to create the highest value for its customers, people, and shareholders. Quebecor World is making progress on all five points within the Transformation Plan.

Quebecor World announced that as part of its retooling program, it has committed to finalize the retooling in the first half of 2007, significantly earlier then previously planned by 2008. This acceleration is part of the strategy to complete the retooling quickly, and to finish it before its customers’ busy season in the third and fourth quarters. This will have positive benefits and results for the second half of 2007 but will result in increased inefficiencies, plant disruptions, waste, reduction in press speeds, and overall higher costs in the first half of the year.

Quebecor World’s operations in the European segment are expected to continue to be affected by the difficult market conditions throughout the year 2007, mainly in France and the United Kingdom. Quebecor World will continue to implement its retooling program in this platform, which will deliver improved execution in the long term.

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Quebecor Media Inc.

Quebecor Media Inc. generated total revenues of $3.01 billion in 2006, an increase of $308.0 million (11.4%). Quebecor Media’s operating income rose $69.2 million (9.4%) to $802.8 million in 2006.

For the fourth quarter of 2006, Quebecor Media’s revenues increased by $91.6 million (12.1%) to $847.8 million. Quebecor Media’s operating income rose by $26.0 million (12.2%), compared with the fourth quarter of 2005, to $239.4 million.

Cable segment

The Cable segment recorded revenues of $1.31 billion in 2006, compared with $1.08 billion in 2005. The $229.2 million (21.2%) increase was due primarily to customer growth.

The segment generated operating income of $512.5 million in 2006, a $99.2 million (24.0%) increase due mainly to the higher revenues, including increases in some rates, which were partially offset by increases in some operating costs, primarily as a result of customer growth.

Videotron grew its customer base by the following numbers during 2006:

•	234,800 more customers for cable telephone service (163,000 in 2005, the year the service was launched)

•	154,000 for cable Internet access, the largest annual growth in absolute terms since the service was launched in 1998 (135,400 in 2005)

•	149,000 for illico Digital TV, the largest annual growth in absolute terms since the service was launched in 1999 (140,900 in 2005)

•	66,300 for all cable television services combined, i.e. net increase for analog service and illico Digital TV, the largest net annual growth for cable television services since 1999 (53,500 in 2005).

Videotron’s monthly average revenue per user (“ARPU”) increased by $9.51 (18.3%) from $51.86 in 2005 to $61.37 in 2006.

In 2006, Videotron launched a wireless telephone service and rolled it out in several regions of Québec.

The Cable segment generated free cash flows from operations of $138.6 million in 2006, compared with $168.6 million in 2005, a $30.0 million decrease. The positive impact of the increase in operating income only partially offset an unfavourable variation in the net change in non-cash balances related to operations and an $82.7 million increase in additions to property, plant and equipment, partly as a result of investment in network modernization and the cable telephony project.

In the fourth quarter of 2006, the Cable segment recorded revenues of $362.9 million, an increase of $63.8 million (21.3%). The segment’s operating income increased by $29.3 million (26.5%) to $139.8 million.

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Newspapers segment

In 2006, the Newspapers segment’s revenues amounted to $928.2 million, a $12.6 million (1.4%) increase. Advertising revenues grew 3.1%, partly as a result of increases at the free dailies and the community newspapers. Circulation revenues decreased by 3.8%. Distribution, commercial printing and other revenues combined declined by 1.3%. At the community newspapers, revenues grew by $10.9 million (4.2%) in 2006. At the urban dailies, revenues increased by $1.7 million (0.3%). Within this group, the free dailies increased their revenues by 55.0% in comparison with 2005, including the impact of the launch in March 2005 of Vancouver 24 HOURS TM and in November 2006 of 24 HOURS TM in Ottawa and 24 HEURES MC in Ottawa-Gatineau.

Operating income decreased by $14.6 million (-6.6%) to $207.6 million in 2006. At the urban dailies, operating income declined by $9.8 million (-6.0%). The higher revenues did not entirely offset increases in operating expenses, such as newsprint and distribution costs, including advertising and promotion expenditures for the purpose of increasing the circulation of the Toronto Sun and Le Journal de Montréal. Labour costs were lower in 2006, mainly because of savings generated by the labour dispute at Le Journal de Montréal. The combined operating losses of the free dailies decreased by 25.9%. At the community newspapers, operating income increased by $4.7 million (6.5%), mainly because of the higher revenues, which were partially offset by increases in operating expenses, including labour and distribution costs.

The Newspapers segment generated free cash flows from operations of $29.0 million in 2006, compared with $107.9 million in 2005, a $78.9 million decrease caused primarily by a $42.3 million increase in additions to property, plant and equipment due to progress payments made to acquire six new presses to print some of Quebecor Media’s newspapers. Lower operating income, expenditures made in connection with restructuring programs, and the unfavourable impact of the net change in non-cash balances related to operations were also factors in the decrease in free cash flows from operations.

In the fourth quarter of 2006, the Newspapers segment’s revenues increased by $3.9 million (1.6%) to $246.7 million and operating income decreased $5.8 million (-8.4%) to $63.5 million.

In November 2006, Sun Media Corporation launched two new free dailies in the Ottawa area, 24 HOURS TM in English and 24 HEURES MC in French.

Construction of the printing plant in Saint-Janvier-de-Mirabel, Québec is proceeding on schedule. The first press was commissioned on September 15, 2006 and is being used to print some Québec community newspapers. As of December 31, 2006, construction of the building and the mailroom was almost complete. On October 15, 2006, printing of The Ottawa Sun was also transferred in its entirety to the Saint-Janvier-de-Mirabel facility.

Broadcasting segment

The Broadcasting segment recorded revenues of $393.3 million in 2006, an $8.1 million (-2.0%) decrease. Revenues from broadcasting operations grew by $2.5 million (0.8%), mainly because of higher subscription revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv and Mystery),

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revenues from broadcast rights and exclusive rights, revenues from commercial production, and advertising revenues at Sun TV. These increases were partially offset by a decrease in the advertising revenues of the TVA Network. Distribution revenues declined by $7.4 million in 2006, primarily as a result of decreased revenues from theatrical and video releases of films. Publishing revenues increased by $1.0 million (1.3%) in 2006.

The Broadcasting segment generated operating income of $42.1 million in 2006, a $10.9 million (-20.6%) decrease. Operating income from broadcasting operations declined by $8.9 million (-16.0%). The increased revenues and the impact of cost-control measures at Sun TV, as well as improved profitability at the specialty channels, did not entirely offset the impact of lower revenues and higher operating expenses at the TVA Network, including content-related costs. Operating income from distribution operations decreased by $2.0 million, mainly because of weaker results from theatrical and video releases than in 2005. Operating income from publishing operations increased by $1.1 million compared with 2005, mainly as a result of reductions in some operating costs, including printing and promotion.

In the fourth quarter of 2006, the revenues of the Broadcasting segment amounted to $119.9 million, a slight $0.3 million (0.3%) increase. Operating income increased by $2.1 million (12.5%) to $18.9 million, primarily as a result of more favourable results from publishing operations.

Leisure and Entertainment segment

The revenues of the Leisure and Entertainment segment increased by $60.4 million (23.6%) to $315.8 million in 2006 due mainly to the impact of the acquisition of Sogides ltée in December 2005, as well as a 3.1% increase in the revenues of Archambault Group.

The Leisure and Entertainment segment’s operating income decreased by $7.7 million (-28.5%) to $19.3 million in 2006 because of weaker operating results, on a comparable basis, in the Books division, resulting primarily from the impact of the lower revenues at the publishing houses, including the academic segment, as well as a decrease in the operating income generated by Archambault Group, caused mainly by distribution and production operations.

In the fourth quarter of 2006, the revenues of the Leisure and Entertainment segment increased by $17.4 million (19.8%) to $105.1 million. Operating income totalled $10.0 million, a $1.6 million (-13.8%) decrease.

Interactive Technologies and Communications segment

The Interactive Technologies and Communications segment’s revenues rose by $8.8 million (13.5%) to $73.9 million in 2006, reflecting the impact of the acquisition of Shanghai-based China Interactive Limited in January 2006 and of Madrid-based Crazy Labs Web Solutions, S.L. in July 2006, the recruitment of new customers and increased sales to existing customers.

The segment’s operating income increased by $3.6 million (92.3%) to $7.5 million in 2006. The impact of customer growth, higher operating margins and the recognition in the fourth quarter of 2006 of federal research and development tax credits from previous years outweighed the unfavourable effect of exchange rate fluctuations and increases in some operating costs.

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In the fourth quarter of 2006, the Interactive Technologies and Communications segment’s revenues increased by $3.8 million (23.5%) to $20.0 million and its operating income quadrupled to $3.3 million, compared with $0.8 million in the same period of 2005, an increase of $2.5 million.

Internet/Portals segment

Canoe recorded total revenues of $64.9 million in 2006, a $14.9 million (29.8%) increase. The revenues of the Progisia Informatique consulting division increased by 57.2% in 2006, mainly because of improved market positioning, as well as work done for subsidiaries of Quebecor Media. All revenue streams of the special-interest portals grew in 2006, resulting in an overall increase of 24.8%. Revenues at the general-interest portals increased by 11.2%, primarily as a result of higher advertising revenues.

Operating income rose by $2.8 million (26.7%) to $13.3 million in 2006, mainly as a result of the revenue growth, which was partially offset by increases in some operating costs, including labour costs and advertising and promotion costs.

In the fourth quarter of 2006, the Internet/Portals segment’s revenues increased by $3.7 million (25.7%) to $18.1 million and its operating income decreased by $1.2 million (-31.6%) to $2.6 million.

Impairment of goodwill and of broadcasting licences

During the fourth quarter of 2006, Quebecor Media completed its annual impairment test for goodwill and for its broadcasting licences. Based on the results, the Company determined that the carrying amount of the Broadcasting segment’s goodwill and broadcasting licences was impaired. The advertising revenue base of general-interest broadcasters is under pressure due to fragmentation of the television audience. Quebecor Media therefore reviewed its business plan and recorded a total non-cash impairment charge in the amount of $180.0 million in 2006: $148.4 million, without any tax consequences, for goodwill ($144.1 million net of non-controlling interest) and $31.6 million for the broadcasting licences ($12.5 million net of income tax and non-controlling interest).

Financing

In 2006, Quebecor Media refinanced the totality of its Notes. The Senior Notes maturing in 2011 and Senior Discount Notes maturing in 2011 that were refinanced were repurchased in three stages, the first block on July 19, 2005, the second on January 17, 2006, and the third on July 15, 2006. Sun Media Corporation also repurchased part of its term loan B on December 29, 2006. In respect of these repurchases, Quebecor Media recognized an unusual $342.6 million loss on settlement of debt ($219.0 million net of income tax) in 2006, compared with a $60.0 million loss on settlement of debt in 2005 ($41.0 million net of income tax). This loss includes the amount by which the total $1.4 billion consideration paid exceeded the book value of the notes and the related cross-currency swap agreements, and the write-down of deferred financial expenses. The refinancing operations will significantly reduce Quebecor Media’s financial expenses in comparison with the expenses that would otherwise have been incurred, generating a positive net present value for the operation as a whole.

12

Definitions

Operating income

In its analysis of operating results, the Company defines operating income or loss, as reconciled to net (loss) income under Canadian GAAP, as net (loss) income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, gain on re-measurement of exchangeable debentures, loss on debt refinancing, loss (gain) on sales of businesses and other assets, impairment of goodwill and intangible assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor World and Quebecor Media. Our management and Board of Directors use this measure in evaluating the Company’s consolidated results as well as results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. A table reconciling operating income with the closest Canadian GAAP measure is provided in the Management Discussion and Analysis.

Free cash flows from operations

We use free cash flows from operations as a measure of liquidity. Free cash flows from operations represents funds available for business acquisitions, the payment of dividends on equity shares and the repayment of long-term debt. Free cash flows from operations is not a measure of liquidity that is consistent with Canadian generally accepted accounting principles (“GAAP”). It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from operations is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segments’ operations. The Company’s definition of free cash flows from operations may not be identical to similarly titled measures reported by other companies. When the Company discusses free cash flows from operations in its Management Discussion and Analysis, it provides a reconciliation with the most directly comparable GAAP financial measure in the same section.

13

Average Monthly Revenue per User

Average monthly revenue per user (“ARPU”) is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

14

QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (in millions of Canadian dollars, except for earnings per share data)

	Three months ended December 31		Twelve months ended December 31

	2006	2005	2006	2005

	(unaudited )	(unaudited )	(audited )	(audited )

REVENUES

Printing	$1,844.5	$1,953.9	$6,901.8	$7,602.5
Cable	362.9	299.1	1,309.5	1,080.3
Newspapers	246.7	242.8	928.2	915.6
Broadcasting	119.9	119.6	393.3	401.4
Leisure and Entertainment	105.1	87.7	315.8	255.4
Interactive Technologies and Communications	20.0	16.2	73.9	65.1
Internet/Portals	18.1	14.4	64.9	50.0
Head office and inter-segment	(47.2)	(53.5)	(165.3)	(161.8)

	2,670.0	2,680.2	9,822.1	10,208.5

Cost of sales and selling and administrative expenses	(2,257.8)	(2,270.9)	(8,404.3)	(8,666.4)
Amortization	(165.7)	(150.2)	(611.9)	(600.8)
Financial expenses	(109.2)	(110.5)	(408.5)	(463.3)
Reserve for restructuring of operations, impairment of assets
and other special charges	(63.0)	(13.6)	(145.9)	(113.6)
(Loss) gain on re-measurement of exchangeable debentures	(23.2)	76.0	27.7	126.0
Loss on debt refinancing	(0.5)	—	(342.6)	(60.0)
Gain (loss) on sale of businesses and other assets	0.6	(5.2)	(0.3)	(5.1)
Impairment of goodwill and intangible assets	(179.2)	(287.1)	(180.0)	(287.1)

(LOSS) INCOME BEFORE INCOME TAXES	(128.0)	(81.3)	(243.7)	138.2
Income taxes:
Current	(41.3)	57.5	(39.0)	100.3
Future	33.3	(40.6)	(72.1)	(7.6)

	(8.0)	16.9	(111.1)	92.7

	(120.0)	(98.2)	(132.6)	45.5
Dividends on preferred shares of subsidiaries, net of
income taxes	(8.8)	(12.1)	(38.8)	(48.6)
Non-controlling interest	48.0	128.1	78.5	79.7

(LOSS) INCOME FROM CONTINUING OPERATIONS	(80.8)	17.8	(92.9)	76.6
Loss from discontinued operations	—	(3.3)	(1.0)	(6.9)

NET (LOSS) INCOME	$(80.8)	$14.5	$(93.9)	$69.7

EARNINGS PER SHARE
Basic
From continuing operations	$(1.26)	$0.28	$(1.44)	$1.19
Net (loss) income	(1.26)	0.23	(1.46)	1.08
Diluted
From continuing operations	(1.26)	0.27	(1.44)	1.18
Net (loss) income	(1.26)	0.22	(1.46)	1.07

Weighted average number of shares outstanding
(in millions)	64.3	64.3	64.3	64.5

17

QUEBECOR INC. AND ITS SUBSIDIARIES SEGMENTED INFORMATION (in millions of Canadian dollars)

	Three months ended December 31				Twelve months ended December 31

	2006		2005		2006		2005

	(unaudited	)	(unaudited	)	(audited	)	(audited	)

Income before amortization, financial expenses, reserve for
restructuring of operations, impairment of assets and other
special charges, (loss) gain on re-measurement of
exchangeable debentures, loss on debt refinancing, gain
(loss) on sale of businesses and other assets and
impairment of goodwill and intangible assets
Printing	$181.3		$193.9		$626.0		$806.5
Cable	139.8		110.5		512.5		413.3
Newspapers	63.5		69.3		207.6		222.2
Broadcasting	18.9		16.8		42.1		53.0
Leisure and Entertainment	10.0		11.6		19.3		27.0
Interactive Technologies and Communications	3.3		0.8		7.5		3.9
Internet/Portals	2.6		3.8		13.3		10.5
General corporate (expenses) revenues	(7.2)		2.6		(10.5)		5.7

	$412.2		$409.3		$1,417.8		$1,542.1

Amortization
Printing	$97.2		$86.1		$350.4		$368.9
Cable	52.1		49.0		198.4		179.7
Newspapers	9.2		10.0		36.5		30.3
Broadcasting	3.8		3.7		14.3		13.7
Leisure and Entertainment	1.7		1.1		7.2		4.3
Interactive Technologies and Communications	1.1		0.4		2.3		1.7
Internet/Portals	0.5		0.2		1.1		0.8
Head Office	0.1		(0.3)		1.7		1.4

	$165.7		$150.2		$611.9		$600.8

Additions to property, plant and equipment
Printing	$107.7		$206.0		$355.2		$471.7
Cable	85.8		69.7		302.6		219.9
Newspapers	15.9		37.8		116.3		74.0
Broadcasting	3.6		3.1		9.0		12.9
Leisure and Entertainment	1.1		3.1		3.4		7.9
Interactive Technologies and Communications	0.9		0.3		1.8		1.4
Internet/Portals	0.7		0.1		1.9		0.7
Head office	2.7		0.3		6.7		6.0

	$218.4		$320.4		$796.9		$794.5

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2006	2005	2006	2005
		(revised )		(revised )

	(unaudited )	(unaudited )	(audited )	(audited )

Balance at beginning of year, as previously reported	$1,262.8	$1,275.3	$1,285.5	$1,235.3

Cumulative effect of a change in accounting policy on prior
years	(12.8)	(12.8)	(12.8)	(12.8)

As revised	1,250.0	1,262.5	1,272.7	1,222.5

Net (loss) income	(80.8)	14.5	(93.9)	69.7

	1,169.2	1,277.0	1,178.8	1,292.2

Dividends	(3.3)	(3.3)	(12.9)	(12.3)
Excess of purchase price over carrying value of Class B
Subordinate Shares acquired	—	(1.0)	—	(7.2)

Balance at end of year	$1,165.9	$1,272.7	$1,165.9	$1,272.7

18

QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of Canadian dollars)

	Three months ended December 31		Twelve months ended December 31

	2006	2005	2006	2005

	(unaudited )	(unaudited )	(audited )	(audited )

Cash flows related to operations
(Loss) income from continuing operations	$(80.8)	$17.8	$(92.9)	$76.6
Adjustments for:
Amortization of property, plant and equipment	162.7	148.3	602.8	593.6
Amortization of deferred charges and other assets	3.0	1.9	9.1	7.2
Impairment of goodwill and intangible assets	179.2	287.1	180.0	287.1
Amortization of contract acquisition costs	12.3	8.6	33.9	32.6
Impairment of assets and non-cash portion of
restructuring charges	28.4	6.2	39.6	65.4
Net (gain) loss on derivative instruments and
on foreign currency translation on
financial instruments	(4.3)	(5.9)	(12.6)	3.5
(Gain) loss on sale of businesses, property,
plant and equipment and other assets	(9.2)	4.6	(9.0)	2.2
Loss (gain) on re-measurement of exchangeable debentures	23.2	(76.0)	(27.7)	(126.0)
Loss on revaluation of the Additional Amount payable	8.1	3.9	10.5	10.1
Loss on debt refinancing	0.5	—	342.6	60.0
Repayment of accrued interest on Senior Discount Notes	—	(3.0)	(197.3)	(3.0)
Amortization of deferred financing costs and
long-term debt discount	2.1	16.9	11.6	66.1
Future income taxes	33.3	(40.6)	(72.1)	(7.6)
Non-controlling interest	(48.0)	(128.1)	(78.5)	(79.7)
Other	0.7	6.0	8.2	6.1

	311.2	247.7	748.2	994.2
Net change in non-cash balances related to operations	(62.1)	300.1	(209.5)	(19.4)

Cash flows provided by continuing operations	249.1	547.8	538.7	974.8
Cash flows used by discontinued operations	(0.1)	(25.4)	—	(25.3)

Cash flows provided by operations	249.0	522.4	538.7	949.5

Cash flows related to investing activities
Business acquisitions, net of cash and
cash equivalents	(1.2)	(24.7)	(10.6)	(177.2)
Proceeds from disposal of businesses, net of cash
and cash equivalents	1.5	73.8	33.4	83.3
Additions to property, plant and equipment	(218.4)	(320.4)	(796.9)	(794.5)
Net (increase) decrease in temporary investments	(1.3)	(40.5)	39.2	59.1
Increase in restricted cash, cash equivalents and
temporary investments	—	—	(14.1)	(30.1)
Proceeds from disposal of assets	85.0	12.9	104.3	25.2
Proceeds from disposal of derivatives instruments	—	—	—	85.7
Other	(0.8)	(4.1)	(3.3)	(4.1)

Cash flows used in investing activities	(135.2)	(303.0)	(648.0)	(752.6)

Cash flows related to financing activities
Net (decrease) increase in bank indebtedness	(2.7)	4.3	8.0	12.4
Net repayments under revolving bank facilities	(334.2)	(176.7)	(269.1)	(22.3)
Issuance of long-term debt, net of financing fees	471.1	—	2,318.1	200.9
Repayments of long-term debt and
unwinding of hedging contracts	(258.2)	(10.8)	(1,922.9)	(339.2)
Net decrease (increase) in prepayments under
cross-currency swap agreements	—	—	21.6	(34.1)
Issuance of capital stock by subsidiaries	2.7	2.7	9.1	19.9
Dividends	(3.3)	(3.3)	(12.9)	(12.3)
Dividends paid to non-controlling shareholders	(7.4)	(26.7)	(81.0)	(83.5)
Repurchase of Class B Subordinate Shares	—	(1.3)	—	(9.8)
Other	0.1	0.2	(0.9)	(3.4)

Cash flows (used in) provided by financing activities	(131.9)	(211.6)	70.0	(271.4)

Net (decrease) increase in cash and cash equivalents	(18.1)	7.8	(39.3)	(74.5)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(3.9)	8.7	(22.5)	25.2
Cash and cash equivalents at beginning of year	56.7	80.0	96.5	145.8

Cash and cash equivalents at end of year	$34.7	$96.5	$34.7	$96.5

Cash and cash equivalents consist of
Cash	$25.9	$23.8	$25.9	$23.8
Cash equivalents	8.8	72.7	8.8	72.7

	$34.7	$96.5	$34.7	$96.5

Cash interest payments	$99.0	$38.8	$626.7	$399.5
Cash income taxes payments (net of refunds)	(22.8)	(11.8)	46.8	59.3

19

QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars) (audited)

	December 31	December 31

	2006	2005 (revised)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$34.7	$96.5
Cash and cash equivalents and temporary investments	8.0	10.9
Temporary investments	1.4	40.6
Accounts receivable	945.9	916.0
Income taxes	58.4	12.8
Inventories and investments in televisual products and movies	574.4	569.5
Prepaid expenses	51.8	48.7
Future income taxes	113.2	138.7

	1,787.8	1,833.7

PROPERTY, PLANT AND EQUIPMENT	4,517.7	4,318.0
FUTURE INCOME TAXES	70.6	57.6
RESTRICTED CASH	56.0	38.4
OTHER ASSETS	706.0	824.8
GOODWILL	6,474.4	6,598.4

	$13,612.5	$13,670.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$21.6	$13.6
Accounts payable, accrued charges and deferred revenue	1,871.3	1,807.7
Income taxes	44.5	90.2
Dividend payable to non-controlling shareholders	—	27.2
Future income taxes	1.6	2.0
Additional Amount payable	122.0	111.5
Current portion of long-term debt	59.0	17.6

	2,120.0	2,069.8

LONG-TERM DEBT	5,209.4	4,687.7
EXCHANGEABLE DEBENTURES	302.8	405.4
CONVERTIBLE NOTES	137.2	134.3
OTHER LIABILITIES	1,034.6	1,090.1
FUTURE INCOME TAXES	635.3	712.1
NON-CONTROLLING INTEREST	2,864.5	3,165.6

SHAREHOLDERS’ EQUITY
Capital stock	346.6	346.6
Retained earnings	1,165.9	1,272.7
Translation adjustment	(203.8)	(213.4)

	1,308.7	1,405.9

	$13,612.5	$13,670.9

20

Supplementary Disclosure

Quarter / 12-Month Period
Ended December 31, 2006

For additional information, please contact

Louis Morin, Vice President and Chief Financial Officer, at (514) 380-1912 or

Jean-François Pruneau, Treasurer, at (514) 380-4144

Investor.relations@Quebecor.com

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

/2

QUEBECOR MEDIA INC.

Supplementary Disclosure

December 31, 2006

Debt Schedule

(in millions)

Quebecor Media

Revolving Credit Facility due 2011 (Availability: $100)

    —

Export Financing due 2015

$      59.2

Term Loan A due 2011

115.7

Term Loan B due 2013

404.9

7 3/4% Senior Notes due 2016

611.8

1,191.6

Videotron

Revolving Credit Facility due 2009 (Availability: $450)

49.0

6 7/8% Senior Notes due 2014

769.1

6 3/8% Senior Notes due 2015

203.1

1,021.2

Sun Media

Revolving Credit Facility due 2008 (Availability: $75)

         —

Term Loan B due 2009

211.4

Term Loan C due 2009

39.4

7 5/8% Senior Notes due 2013

236.0

486.8

TVA

96.5

Other

20.6

Total Quebecor Media

$ 2,816.7

Additional Amount Payable

122.0

Cross-Currency Derivative Instruments (FX Rate Differential)

(1)

199.9

Cash-on-Hand

Quebecor Media

35.5

Videotron

$     1.3

Sun Media

3.9

Quebecor Media Parent

(23.7)

Other (subsidiaries not 100% owned)

54.0

$      35.5

(1)

Classified under “Other assets” or “Other liabilities” in Quebecor Media’s financial statements

/3

CABLE

Supplementary Disclosure

December 31, 2006

Operating Results

2006

2005

Dec 31

Sep 30

Jun 30

Mar 31

Dec 31

Homes Passed ('000)

2,457

2,449

2,439

2,426

2,419

Basic Customers ('000)

1,572

1,553

1,521

1,520

1,506

Basic Penetration

64.0%

63.4%

62.4%

62.7%

62.3%

Extended Tier Customers ('000)

1,313

1,292

1,264

1,265

1,250

Extended Tier Penetration

83.5%

83.2%

83.1%

83.2%

83.0%

Digital Set-Top Boxes ('000)

739

681

628

586

538

Digital Customers ('000)

624

585

545

512

475

Digital Penetration

39.7%

 37.7%

35.9%

33.7%

31.5%

Cable Internet Customers ('000)

792

754

711

682

638

Cable Internet Penetration

50.4%

48.6%

46.7%

44.9%

42.4%

Telephony Customers ('000)

398

344

283

227

163

Telephony Penetration

25.3%

22.2%

18.6%

14.9%

10.8%

Wireless Customers ('000)

12

1

4th Quarter

YTD

2006

2005

VAR

2006

2005

VAR

(in millions)

Revenues

$  362.9

$ 299.1

21.3%

$1,309.5

$1,080.3

21.2%

Cable Television

175.4

160.7

9.1%

677.3

618.3

9.5%

Internet

95.5

73.2

30.5%

345.1

270.8

27.4%

Business Solution

19.0

21.2

-10.4%

74.4

78.4

-5.1%

Telephony

36.4

12.2

n.m.

108.6

21.1

n.m.

Other

36.6

31.8

15.1%

104.1

91.7

13.5%

EBITDA

$ 139.8

$ 110.5

26.5%

$   512.5

$  413.3

   24.0%

EBITDA Margin (%)

38.5%

36.9%

39.1%

38.3%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipement

$   30.9

$  40.9

$   111.9

$  120.7

Scalable Infrastructure

15.9

11.3

68.2

39.7

Line Extensions

5.7

4.3

25.7

16.6

Upgrade / Rebuild

16.5

7.4

50.3

21.4

Support Capital

13.2

4.4

40.7

17.9

Total - NCTA Classification

$  82.2

$  68.4

   20.2%

$  296.7

$ 216.2

 37.2%

Other

4.1

1.8

8.8

5.6

Total - Capital Expenditures

$  86.3

$  70.2

   22.9%

$  305.5

$ 221.8

   37.7%

2-Way Capability

  98%

  98%

  98%

 98%

Cable Television ARPU

$ 37.21

$35.98

$  36.75

$ 35.23

Total ARPU

$ 65.26

$55.09

$  61.37

$ 51.86

Service launched in August 2006

/4

NEWSPAPERS

Supplementary Disclosure

December 31, 2006

Operating Results

4th Quarter

YTD

2006

2005

VAR

2006

2005

VAR

Linage ('000)

Urban Dailies

48,867

49,328

-0.9%

179,250

178,759

0.3%

(in millions)

Revenues

$246.7

$242.8

1.6%

$928.2

$915.6

1.4%

Advertising

179.5

173.1

3.7%

667.3

647.2

3.1%

Circulation

39.4

40.6

-3.0%

158.1

164.3

-3.8%

Other

27.8

29.1

-4.5%

102.8

104.1

-1.2%

Urban Dailies

(1)

$181.1

$178.1

1.7%

$679.7

$669.5

1.5%

Community Newspapers

(1)

79.7

76.7

3.9%

303.1

291.3

4.1%

EBITDA

$ 63.5

$  69.3

-8.4%

$207.6

$222.2

-6.6%

EBITDA Margin (%)

 25.7%

  28.5%

  22.4%

  24.3%

Change in Newsprint Expense

2.3%

4.6%

(1)

Before eliminations

/5

QUEBECOR MEDIA INC.

Supplementary Disclosure

December 31, 2006

Shares Held in Subsidiaries

Number

of Shares

%

%

Owned

Equity

Voting

TVA

45.2%

99.9%

Canoë

92.5%

100.0%

Nurun

(3)

57.8%

57.8%

(1)

Excluding 104 shares that are held by TVA

(2)

% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are held by TVA

(3)

Excluding 500,000 shares held by Quebecor World

19,076,605

12,227,271

651

(1)

(2)

(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

_______________________________________________
By: Claudine Tremblay
Senior Director, Corporate Secretariat

Date: March 22, 2007